OMV

82-3209

News Release

Tuesday January 29, 2
For immediate release

www.omv.com

OMV increases its capital expenditure

- **Reinforcement of OMV's organic growth targets**
- **Total CAPEX 2002 to 2004 planned at EUR 2.7 billion**
- **Focus on Exploration and Production, Marketing and Melamine**

OMV Group today underlined that its capital expenditure (CAPEX) plans for the three-year period 2002 to 2004 will total EUR 2.7 billion. This increase underlines the Group's commitment to reinforce and speed up investment in OMV's principal growth segments, Exploration and Production (E&P), Marketing and Melamine. "We reinforce our strategy of organic growth and have therefore increased our capital expenditure ", commented Wolfgang Ruttenstorfer, CEO, today.

Increase OMV's market position twofold
Of the total CAPEX, 64% will be invested in growth and expansion and the remaining 36% will be dedicated to rationalization, restructuring and maintenance projects. This plan is consistent with OMV's volume growth target of more than 10% p.a. on average in E & P, Marketing and Melamine. "By increasing CAPEX we want to increase our market position twofold in volume terms within the next five to seven years, and this increase is a crucial step in this direction", Ruttenstorfer added.

Investment in core businesses
E&P as a core business is seeking to grow through intensified exploration activities as well as through targeted acquisitions and will attract about 42% of overall Group CAPEX, ie about EUR 1.1 billion in total over the three-year period and on average EUR 400 mn per year. Approximately EUR 1 billion of the planned investment (accounts for 38% of the Group's total CAPEX, or about EUR 350 mn per year) is dedicated to the second core business Refining and Marketing (R & M). Spending will be focused on efficiency improvements in the refineries as well as on further expansion of the international Marketing retail network, especially in Bulgaria, Yugoslavia and Romania, focusing on the construction of new OMV filling stations to the Group's customary high standards.

The remaining 20% of CAPEX will be split between Gas (9%), Chemicals and Plastics (8%) and Corporate and Other (3%). In Gas the investment will be directed to the expansion of the TAG Loop II pipeline (it runs from Baumgarten to Arnoldstein). In Chemicals the focus will be on the extension of the melamine production plant in Lutherstadt Wittenberg, in the German province of Sachsen-Anhalt.

Majority financed from cash flow
The planned capital expenditure will be mainly financed from the Group's cash flow although gearing in the short term may rise above the target level of 30%.

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OMV Group's corporate target is to achieve a return on average capital employed (ROACE) which exceeds the weighted average cost of capital (WACC) by 3 percentage-points, thus corresponding to a ROACE target of 13%.

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Internet home page:	http://www.omv.com

Weber Shandwick Square Mile

Claudine Cartwright, London	Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com

Golin Harris Ludgate

Allan Jordan, New York	Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–December 2001** on March 7, 2002